K R A M E R   L E V I N   N A F T A L I S   &   F R A N K E L   L L P

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

November 28, 2016

Lauren Hamilton
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	ACAP Strategic Fund (the “Fund”);
Sarbanes-Oxley Review;
File Numbers: 333-201681; 811-22312

Dear Ms. Hamilton:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on October 26, 2016 and November 1, 2016 in connection with a Sarbanes-Oxley review.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the respective filing.

N-CSR

1.	Please explain where the $37,843,249 of borrowings as of September 30, 2015 (in note 9 of the notes to financial statements) is reflected in the Statement of Assets and Liabilities?

The $37,843,249 of borrowings is comprised of $2,303,249 of prime broker margin borrowings (represented in the “Due to brokers” line item of the Statement of Assets and Liabilities) and $35,540,000 of collateral borrowings from the Fund’s swap counterparty based on the appreciation of the Fund’s swap investments. The $35,540,000 was netted out of the “Due from brokers” and “Due to brokers” line items of the Statement of Assets and Liabilities. Going forward, we will show such amount as a separate line item in each of the asset and liabilities sections of the Statement of Assets and Liabilities (titled “Cash received from variation margin on swap instruments” in the former and “Variation margin received from swap instruments” in the latter).

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Securities and Exchange Commission
November 28, 2016

2.	Please explain where the $78,715,811 identified as cash collateral pledged in the table titled “Offsetting of Financial Liabilities and Derivatives Liabilities” in note 12 of the notes to financial statements is reflected in the Statement of Assets and Liabilities and if such cash is restricted. Additionally, please explain why the $35,540,000 in collateral borrowings from the Fund’s swap counterparty is not reflected as cash collateral received in the table titled “Offsetting of Financial Assets and Derivatives Assets” in note 12 of the notes to financial statements.

The $78,715,811 identified as cash collateral pledged is cash held in a separate account at the Fund’s custodian that serves as collateral for the Fund’s swap positions. This cash is invested in a money market fund and was reflected in the “Cash and cash equivalents” line item of the Statements of Assets and Liabilities. As the $78,715,811 is securities collateral pledged, going forward, we will identify it as such (and break out the Fund’s money market holdings in the schedule of investments). If such amount is held in cash, it will be identified as restricted cash in accordance with Regulation S-X Item 6-04(5). The $35,540,000 in collateral borrowings from the Fund’s swap counterparty is not reflected as cash collateral received because it is offset in the Statement of Assets and Liabilities (as described above). Going forward, we will include an explanation regarding the amount of collateral borrowings from the swap counterparty in note 12 of the notes to financial statements, although such amount will not appear as cash collateral received in the table titled “Offsetting of Financial Assets and Derivatives Assets”.

In addition to the above, the Fund acknowledges that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
●	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

●	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen